UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

———————

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 22, 2016

———————

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

———————

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

———————

(630) 623-3000
(Registrant's telephone number, including area code)

———————

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On April 22, 2016, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the first quarter 2016. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter ended March 31, 2016. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued April 22, 2016:
        McDonald's Reports First Quarter 2016 Results

99.2   McDonald's Corporation: Supplemental Information, Quarter Ended March 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: April 22, 2016

By: /s/ Kathy Martin

Kathy Martin
Corporate Vice President – Assistant Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued April 22, 2016:
                    McDonald's Reports First Quarter 2016 Results

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter Ended March 31, 2016

Exhibit 99.1



FOR IMMEDIATE RELEASE
4/22/2016

FOR MORE INFORMATION CONTACT:
Investors: Chris Stent, 630-623-3801
Media: Becca Hary, 630-623-7293

McDONALD'S REPORTS FIRST QUARTER 2016 RESULTS

OAK BROOK, IL - McDonald's Corporation today announced results for the first quarter ended March 31, 2016.

"McDonald's brand and business is built on offering delicious food and beverages through unmatched convenience and compelling value," said McDonald's President and Chief Executive Officer Steve Easterbrook. "The turnaround plan we announced last year is grounded in enhancing these critical customer-driven elements, and I'm pleased to report that our turnaround is taking hold. The ongoing investments we're making in running great restaurants and delivering what matters most to our customers are beginning to yield sustained positive results. For the quarter, we generated higher sales, revenues and operating income in constant currencies across all business segments."

First quarter results included:

- Global comparable sales increase of 6.2%, which benefited from one additional day due to leap year

- Consolidated revenues decrease of 1% (increase of 3% in constant currencies)

- Consolidated operating income increase of 28% (33% in constant currencies), partly due to comparison against the prior year's strategic charges of $195 million

- Diluted earnings per share of $1.23, an increase of 46% (51% in constant currencies), which includes comparison against the prior year's strategic charges totaling $0.17 per share. Excluding the impact of these strategic charges, earnings per share in constant currencies increased $0.26 or 26%

- Return of $4.5 billion to shareholders through share repurchases and dividends. This brings the cumulative return to shareholders to $20.3 billion against our targeted return of about $30 billion for the three-year period ending 2016

In the U.S., first quarter comparable sales increased 5.4%, fueled by the ongoing popularity of All Day Breakfast and the introduction of McPick 2 - a branded national value platform. Operating income for the quarter rose 15%, reflecting higher sales-driven franchised margins, comparison against the prior year's strategic charges, and higher gains from restaurant refranchising. Looking ahead, the U.S. business remains focused on finalizing its long-term value platform, investing in core menu enhancements and simplifying restaurant operations to deliver an outstanding customer experience.

Comparable sales for the International Lead segment increased 5.2% for the quarter, led by strong performance in the U.K., Australia and Canada as strong execution of core menu, compelling value and convenience strategies continued to resonate with consumers. First quarter operating income increased 12% (18% in constant currencies), driven by higher franchised margin dollars. The segment delivered strong results despite ongoing economic and competitive headwinds in France and Germany.

In the High Growth segment, first quarter comparable sales increased 3.6%, led by strong comparable sales performance in China and positive performance across various other markets, including Russia. In the Foundational markets, first quarter comparable sales rose 11%, primarily due to sales recovery in Japan. Quarterly operating income increases for both segments reflected comparison against the prior year's strategic charges and recovery from the prior year's impact of the 2014 supplier issue - both of which negatively impacted China and Japan's results in first quarter 2015.

Steve Easterbrook concluded, "Last week, McDonald's came together for our biennial worldwide convention to galvanize around the actions we're taking to be recognized by our customers as a modern and progressive burger company. I came away energized by the talented franchisees, suppliers and employees from around the world who are working to strengthen the fundamentals of running great restaurants to build strong and sustainable momentum. While there is still work to be done, we are on the right path to make even greater progress. I am confident that our continued efforts will deliver meaningful long-term value for all stakeholders into the future."

KEY HIGHLIGHTS - CONSOLIDATED
Dollars in millions, except per share data

Quarters Ended March 31,	2016	2015	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Revenues	$5,903.9	$5,958.9	(1)%	3%
Operating income	1,780.3	1,385.5	28	33
Net income	1,098.6	811.5	35	40
Earnings per share-diluted	$ 1.23	$ 0.84	46 %	51%

Results for the quarter benefited from stronger operating performance and comparison to the prior year's strategic charges of $195 million. Excluding the impact of these strategic charges, earnings per share in constant currencies increased $0.26 or 26%.

Foreign currency translation had a negative impact of $0.04 on diluted earnings per share for the quarter.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter ended March 31, 2016.

McDonald’s Corporation will broadcast its investor earnings conference call live over the Internet at 10:00 a.m. (Central Time) on April 22, 2016. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time.

UPCOMING COMMUNICATIONS

McDonald's Annual Shareholders' Meeting will be webcast live on May 26, 2016 at 9:00 a.m. (Central Time) on www.investor.mcdonalds.com. An archived replay of the meeting will be available for a limited time.

Steve Easterbrook, President and Chief Executive Officer, and Kevin Ozan, Chief Financial Officer, will participate in Bernstein's Strategic Decisions Conference at 8:00 a.m. (Eastern Time) on June 1, 2016. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald’s plans to release second quarter results before the market opens on July 26, 2016 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

ABOUT McDONALD’S

McDonald’s is the world’s leading global foodservice retailer with over 36,000 locations in over 100 countries. More than 80% of McDonald’s restaurants worldwide are owned and operated by independent local business men and women.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Quarters Ended March 31,	2016	2015	Inc/ (Dec)	
Revenues				
Sales by Company-operated restaurants	$ 3,753.5	$ 3,914.1	$ (160.6)	(4)%
Revenues from franchised restaurants	2,150.4	2,044.8	105.6	5
TOTAL REVENUES	5,903.9	5,958.9	(55.0)	(1)
Operating costs and expenses				
Company-operated restaurant expenses	3,175.3	3,354.3	(179.0)	(5)
Franchised restaurants—occupancy expenses	415.1	403.6	11.5	3
Selling, general & administrative expenses	578.0	582.8	(4.8)	(1)
Other operating (income) expense, net	(44.8)	232.7	(277.5)	n/m
Total operating costs and expenses	4,123.6	4,573.4	(449.8)	(10)
OPERATING INCOME	1,780.3	1,385.5	394.8	28
Interest expense	218.3	147.3	71.0	48
Nonoperating (income) expense, net	(14.4)	(15.9)	1.5	10
Income before provision for income taxes	1,576.4	1,254.1	322.3	26
Provision for income taxes	477.8	442.6	35.2	8
NET INCOME	$ 1,098.6	$ 811.5	$ 287.1	35 %
EARNINGS PER SHARE-DILUTED	$ 1.23	$ 0.84	$ 0.39	46 %
Weighted average shares outstanding-diluted	894.9	965.5	(70.6)	(7)%

n/m Not meaningful

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter Ended March 31, 2016

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation (the "Company") for the quarter ended March 31, 2016. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended March 31,	2016	2015	Currency Translation Benefit/ (Cost) 2016
Revenues	$ 5,903.9	$ 5,958.9	$ (244.7)
Company-operated margins	578.2	559.8	(25.3)
Franchised margins	1,735.3	1,641.2	(52.3)
Selling, general & administrative expenses	578.0	582.8	11.1
Operating income	1,780.3	1,385.5	(67.8)
Net income	1,098.6	811.5	(37.4)
Earnings per share-diluted	$ 1.23	$ 0.84	$ (0.04)

The impact of foreign currency translation on consolidated operating results for the quarter reflected the strengthening of the U.S. Dollar against the Australian Dollar, British Pound, Euro and most other currencies.

Net Income and Diluted Earnings per Share

For the quarter, net income increased 35% (40% in constant currencies) to $1,098.6 million, and diluted earnings per share increased 46% (51% in constant currencies) to $1.23. Foreign currency translation had a negative impact of $0.04 on diluted earnings per share.

Results benefited from higher franchised margin dollars across all segments, sales recovery in Japan, higher Company-operated margin dollars primarily in China, and higher gains on sales of restaurant businesses. The quarter also benefited from comparison to the prior year's strategic charges of $195 million. Excluding the impact of these strategic charges, earnings per share in constant currencies increased $0.26 or 26%.

Diluted earnings per share benefited from a decrease in diluted weighted average shares outstanding due to share repurchases. During the quarter, the Company repurchased 31.3 million shares of stock for $3.7 billion, and paid a quarterly dividend of $0.89 per share, or $780.8 million.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales and generally include initial fees.

The Company is accelerating the pace of refranchising to optimize its restaurant ownership mix, generate more stable and predictable revenue and cash flow streams, and operate with a less resource-intensive structure. The shift to a greater percentage of franchised restaurants negatively impacts consolidated revenues as Company-operated sales are replaced by franchised revenues, where the Company receives rent and/or royalty revenue based on a percentage of sales.

REVENUES
Dollars in millions

Quarters Ended March 31,	2016	2015	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 966.4	$ 990.2	(2)%	(2)%
International Lead Markets	1,051.6	1,141.1	(8)	(3)
High Growth Markets	1,264.8	1,288.1	(2)	5
Foundational Markets & Corporate	470.7	494.7	(5)	2
Total	$3,753.5	$3,914.1	(4)%	1 %
Franchised revenues				
U.S.	$1,053.5	$ 987.9	7 %	7 %
International Lead Markets	676.9	649.7	4	10
High Growth Markets	177.4	168.2	5	9
Foundational Markets & Corporate	242.6	239.0	2	11
Total	$2,150.4	$2,044.8	5 %	8 %
Total revenues				
U.S.	$2,019.9	$1,978.1	2 %	2 %
International Lead Markets	1,728.5	1,790.8	(3)	2
High Growth Markets	1,442.2	1,456.3	(1)	6
Foundational Markets & Corporate	713.3	733.7	(3)	5
Total	$5,903.9	$5,958.9	(1)%	3 %

- *Revenues:* Revenues decreased 1% (increased 3% in constant currencies) for the quarter.

  - *U.S.:* The increase in revenues was due to solid comparable sales, partly offset by the impact of refranchising.

  - *International Lead Markets:* The increase in constant currency revenues was due to solid comparable sales, primarily in the U.K., Australia and Canada, partly offset by the impact of refranchising.

  - *High Growth Markets:* The increase in constant currency revenues was due to positive comparable sales, primarily in China and across most of the segment, and continued expansion in Russia.

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix.

COMPARABLE SALES AND GUEST COUNTS

	Increase/ (Decrease) Quarters Ended March 31,*	
	2016	2015
U.S.	5.4%	(2.6)%
International Lead Markets	5.2	0.9
High Growth Markets	3.6	(3.2)
Foundational Markets & Corporate	11.0	(5.3)
Total **	6.2%	(2.3)%

*   On a consolidated basis, comparable guest counts (the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed) increased 1.8% and decreased 4.7% for the quarters ended 2016 and 2015, respectively.

**   For the quarter ended 2016, comparable sales benefited from one additional day due to leap year.

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

	Quarter Ended March 31, 2016	
	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	5%	5%
International Lead Markets	1	7
High Growth Markets	2	7
Foundational Markets & Corporate	2	13
Total	3%	7%

FRANCHISED SALES
Dollars in millions

Quarters Ended March 31,	2016	2015	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 7,710.0	$ 7,247.4	6%	6%
International Lead Markets	3,905.2	3,760.3	4	10
High Growth Markets	1,124.8	1,060.8	6	10
Foundational Markets & Corporate	3,376.1	3,280.1	3	14
Total*	$16,116.1	$15,348.6	5%	9%

*   Sales from developmental licensed restaurants and foreign affiliated markets where the Company earns a royalty based on a percent of sales totaled $3,061.8 million and $2,943.3 million for the quarters 2016 and 2015, respectively. Results primarily reflected improved performance in Japan, partly offset by weaker currencies in Latin America. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based primarily on a percent of sales.

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters Ended March 31,	Percent		Amount			Inc/ (Dec) Excluding Currency Translation
	2016	2015	2016	2015	Inc/ (Dec)	
Franchised						
U.S.	82.1%	81.3%	$ 865.3	$ 803.5	8 %	8 %
International Lead Markets	79.1	78.8	535.4	511.9	5	10
High Growth Markets	68.2	69.3	120.9	116.5	4	7
Foundational Markets & Corporate	88.1	87.6	213.7	209.3	2	12
Total	80.7%	80.3%	$1,735.3	$1,641.2	6 %	9 %
Company-operated						
U.S.	14.2%	15.3%	$ 136.8	$ 151.1	(9)%	(9)%
International Lead Markets	19.7	19.1	207.6	217.4	(5)	1
High Growth Markets	13.4	10.8	169.4	139.4	22	29
Foundational Markets & Corporate	13.7	10.5	64.4	51.9	24	31
Total	15.4%	14.3%	$ 578.2	$ 559.8	3 %	8 %

- *Franchised:* Franchised margin dollars increased $94.1 million or 6% (9% in constant currencies) for the quarter.

  - *U.S.:* The increase in the franchised margin percent was due to solid comparable sales performance.

  - *International Lead Markets:* The franchised margin percent reflected the benefit from solid comparable sales performance partly offset by refranchising and higher lease expense.

  - *High Growth Markets:* The decrease in the franchised margin percent was primarily due to refranchising and higher occupancy costs.

  In general, refranchising may have a dilutive effect on the franchised margin percent, but results in higher franchised margin dollars.

- *Company-operated:* Company-operated margin dollars increased $18.4 million or 3% (8% in constant currencies) for the quarter.

  - *U.S.:* The decrease in the Company-operated margin percent was primarily due to the incremental investment in wages and benefits for eligible Company-operated restaurant employees, effective July 1, 2015, designed to improve restaurant performance and enhance our employer proposition. The decrease was partly offset by solid comparable sales and lower commodity costs.

  - *International Lead Markets:* The increase in the Company-operated margin percent was primarily due to solid comparable sales, partly offset by higher labor and occupancy costs.

  - *High Growth Markets:* The Company-operated margin percent benefited from sales recovery in China from the prior year's impact of the 2014 supplier issue. Higher labor and occupancy costs across the segment also pressured margins for the quarter.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

Quarters Ended March 31,	2016	2015
Food & paper	32.6%	33.9%
Payroll & employee benefits	27.7	26.8
Occupancy & other operating expenses	24.3	25.0
Total expenses	84.6%	85.7%
Company-operated margins	15.4%	14.3%

Selling, General & Administrative Expenses

- Selling, general and administrative expenses decreased $4.8 million or 1% (increased 1% in constant currencies) for the quarter. The constant currency increase was due to higher incentive-based compensation costs reflecting improved performance. This was partly offset by lower employee-related costs resulting from the Company's recent restructuring initiatives.

- Selling, general and administrative expenses as a percent of revenues remained flat at 9.8% for both 2016 and 2015, and as a percent of Systemwide sales decreased to 2.9% for 2016 compared with 3.0% for 2015.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters Ended March 31,	2016	2015
Gains on sales of restaurant businesses	$ (59.6)	$ (24.6)
Equity in earnings of unconsolidated affiliates	3.7	63.4
Asset dispositions and other (income) expense, net	9.9	91.0
Impairment and other charges	1.2	102.9
Total	$ (44.8)	$232.7

- Gains on sales of restaurant businesses increased for the quarter, primarily in the U.S. and Canada, due to a higher number of restaurant sales.

- Equity in earnings of unconsolidated affiliates improved for the quarter due to sales recovery and comparison against the prior year's strategic charges in Japan.

- Asset dispositions and other expense decreased for the quarter, benefiting from comparison to the prior year's asset write-offs resulting from the decision to close under-performing restaurants, mostly in the U.S. and China.

- Impairment and other charges decreased for the quarter, benefiting from comparison to the prior year's strategic charges relating to asset write-offs as part of the Company's refranchising initiative in certain Foundational markets, and restructuring charges in the U.S.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters Ended March 31,	2016	2015	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 840.2	$ 731.8	15%	15%
International Lead Markets	654.2	583.5	12	18
High Growth Markets	220.9	123.1	79	88
Foundational Markets & Corporate	65.0	(52.9)	n/m	n/m
Total	$1,780.3	$1,385.5	28%	33%

n/m Not meaningful

- *Operating Income:* Operating income increased $394.8 million or 28% (33% in constant currencies) for the quarter, partly due to comparison against the prior year's strategic charges of $195 million.

  - *U.S.:* The increase in operating income was primarily due to higher franchised margin dollars, partly offset by lower Company-operated margin dollars reflecting higher costs associated with the incremental investment in wages and benefits for eligible Company-operated restaurant employees, effective July 1, 2015. The U.S. also benefited from comparison to the prior year's strategic charges, and higher gains on sales of restaurant businesses.

  - *International Lead Markets:* The constant currency operating income increase was primarily due to higher franchised margin dollars benefiting from solid comparable sales performance, and to a lesser extent, higher other operating income.

  - *High Growth Markets:* The constant currency operating income increase reflected continued sales recovery from the prior year's impact of the 2014 China supplier issue, and the benefit from comparison to the prior year's restaurant closing charges.

  - *Foundational Markets and Corporate:* The constant currency operating income increase reflected the benefit from comparison to the prior year's strategic charges and improved performance in Japan.

- *Operating Margin:* Operating margin is defined as operating income as a percent of total revenues. Operating margin was 30.2% and 23.3% for the quarters ended 2016 and 2015, respectively. The increase reflects stronger operating performance and the benefit from comparison to the prior year's strategic charges.

Interest Expense

- Interest expense increased 48% (49% in constant currencies) for the quarter, primarily due to higher average debt balances in connection with the Company's previously-announced plans to optimize its capital structure.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters Ended March 31,	2016	2015
Interest income	$ (3.8)	$ (2.3)
Foreign currency and hedging activity	(12.1)	(15.9)
Other (income) expense, net	1.5	2.3
Total	$(14.4)	$(15.9)

Income Taxes

- The effective income tax rate was 30.3% and 35.3% for the quarters ended 2016 and 2015, respectively. The 2016 effective income tax rate reflects a favorable change in tax reserves resulting from audit progression as well as a favorable shift in the mix of income. The 2015 effective income tax rate included the unfavorable impact of certain first quarter strategic charges that had limited tax benefits.

Outlook

While the Company does not provide specific guidance on earnings per share, the following global and certain segment-specific information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add approximately 1 percentage point to 2016 Systemwide sales growth (in constant currencies).

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point change in comparable sales for either the U.S. or the International Lead segment would change annual diluted earnings per share by about 4 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full-year 2016, costs for the total basket of goods are expected to decrease about 3.5-4.5% in the U.S. and remain relatively flat in the International Lead segment.

- The Company expects full-year 2016 selling, general and administrative expense to decrease about 1-2% in constant currencies, excluding changes in incentive-based compensation based on business performance and the impact from changes in timing of certain refranchising transactions. The current outlook includes expenses associated with our Worldwide Owner/ Operator Convention in the second quarter 2016 and sponsorship of the Summer Olympic games in third quarter 2016. Some volatility may be experienced between quarters.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full-year 2016 to increase about 40-45% compared with 2015 due to higher average debt balances in connection with the Company's previously-announced plans to optimize its capital structure.

- A significant part of the Company's operating income is generated outside the U.S., and about 30% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 70% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by up to 25 cents.

- The Company expects the effective income tax rate for the full-year 2016 to be in the 31-33% range. Some volatility may be experienced between the quarters resulting in a quarterly tax rate outside of the annual range.

- The Company expects capital expenditures for 2016 to be approximately $2.0 billion, about half of which are expected to be used to open new restaurants. The Company expects to open about 1,000 restaurants, including about 400 restaurants in affiliated and developmental-licensee markets where the Company does not fund any capital expenditures. The Company expects net additions of about 500 restaurants. The remaining capital is expected to be used to reinvest in existing locations.

- The Company plans to optimize its capital structure and expects to return about $30 billion to shareholders for the three-year period ending 2016. The cumulative return through the quarter ended March 31, 2016 was approximately $20 billion, leaving about $10 billion to be completed by the end of 2016. Some of this remaining amount will be funded by issuing additional debt.

Long-term

- The Company expects to refranchise about 4,000 restaurants through 2018 with a long-term goal to become 95% franchised. The majority of the refranchising is expected to take place in the High Growth and Foundational markets.

- The Company expects to realize net annual G&A savings of about $500 million from our G&A base of $2.6 billion at the beginning of 2015, the vast majority of which is expected to be realized by the end of 2017. These savings will be realized through our refranchising efforts, streamlining across corporate, segment and market organizations, primarily in non-customer facing functions, and realizing greater efficiencies in the Company's Global Business Services platform. This target excludes the impact of foreign currency changes. We expect to realize a cumulative total of about $150 million in savings by the end of 2016, with about half of these savings already achieved in 2015.

- In connection with executing against our refranchising and G&A targets, we may incur incremental strategic charges associated with asset dispositions and restructuring.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At March 31,	2016	2015	Inc/ (Dec)
U.S.	14,219	14,339	(120)
International Lead Markets			
Germany	1,478	1,476	2
Canada	1,441	1,435	6
France	1,385	1,343	42
United Kingdom	1,260	1,242	18
Australia	954	943	11
Other	282	274	8
Total International Lead Markets	6,800	6,713	87
High Growth Markets			
China	2,222	2,174	48
Russia	550	492	58
Italy	531	510	21
Spain	496	477	19
Korea	423	403	20
Other	1,044	1,019	25
Total High Growth Markets	5,266	5,075	191
Foundational Markets & Corporate			
Japan	2,924	3,074	(150)
Brazil	883	866	17
Philippines	484	461	23
Taiwan	403	414	(11)
Other	5,488	5,348	140
Total Foundational Markets & Corporate	10,182	10,163	19
Systemwide restaurants	36,467	36,290	177
Countries	120	119	1

SYSTEMWIDE RESTAURANTS BY TYPE

At March 31,	2016	2015	Inc/ (Dec)
U.S.			
Conventional franchised	12,912	12,840	72
Company-operated	1,307	1,499	(192)
Total U.S.	14,219	14,339	(120)
International Lead Markets			
Conventional franchised	5,628	5,366	262
Developmental licensed	17	14	3
Total Franchised	5,645	5,380	265
Company-operated	1,155	1,333	(178)
Total International Lead Markets	6,800	6,713	87
High Growth Markets			
Conventional franchised	1,664	1,512	152
Developmental licensed	474	426	48
Foreign affiliated	279	269	10
Total Franchised	2,417	2,207	210
Company-operated	2,849	2,868	(19)
Total High Growth Markets	5,266	5,075	191
Foundational Markets & Corporate			
Conventional franchised	1,005	1,069	(64)
Developmental licensed	5,127	4,821	306
Foreign affiliated	3,091	3,239	(148)
Total Franchised	9,223	9,129	94
Company-operated	959	1,034	(75)
Total Foundational Markets & Corporate	10,182	10,163	19
Systemwide			
Conventional franchised	21,209	20,787	422
Developmental licensed	5,618	5,261	357
Foreign affiliated	3,370	3,508	(138)
Total Franchised	30,197	29,556	641
Company-operated	6,270	6,734	(464)
Total Systemwide	36,467	36,290	177

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information in this report includes forward-looking statements about future events and circumstances and their effects upon revenues, expenses and business opportunities. Generally speaking, any statement in this report not based upon historical fact is a forward-looking statement. Forward-looking statements can also be identified by the use of forward-looking words, such as "may," "will," "expect," "believe" and "plan" or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business and industry, including those under "Outlook", are forward-looking statements. They reflect our expectations, are not guarantees of performance and speak only as of the date of this report. Except as required by law, we do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements. Our business results are subject to a variety of risks, including those that are reflected in the following considerations and factors, as well as elsewhere in our filings with the SEC. If any of these considerations or risks materialize, our expectations may change and our performance may be adversely affected.

If we do not successfully design and execute our business strategies, we may not be able to increase revenues or market share.

To drive future results, our business strategies must be effective in achieving market share gains while at the same time delivering operating income growth. Whether we successfully execute these strategies depends mainly on our System's ability to:

- Continue to innovate and differentiate in all aspects of the McDonald's experience in a way that balances value to our customers with profitability;

- Reinvest in our restaurants and identify and develop restaurant sites consistent with our System's plans for net growth of System-wide restaurants;

- Provide clean and friendly environments that deliver a consistent McDonald's experience and demonstrate high service levels;

- Drive restaurant improvements that achieve optimal capacity, particularly during peak mealtime hours; and

- Manage the complexity of our restaurant operations.

If we are delayed or unsuccessful in executing our strategies, or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer.

The implementation of our turnaround plan may intensify the risks we face and may not be successful in driving improved performance.

Our turnaround plan includes an accelerated pace of refranchising, cost savings and global restructuring. In addition, we have increased our leverage. As we continue to implement our plans, the existing risks we face in our business may be intensified. Our efforts to reduce costs and capital expenditures depend, at least in part, upon our refranchising efforts, which , in turn, depend upon our ability to identify qualified and capable franchisees and licensees. Therefore, if our turnaround-related initiatives are not successful, take longer to complete than initially projected, or are not executed well, or if our costs reduction efforts adversely impact our effectiveness, our business operations, financial results and results of operations could be adversely affected.

We face intense competition in our markets, which could hurt our business.

We compete primarily in the "informal eating out" (IEO) segment, which is highly competitive, and in recent periods we have experienced emerging and growing competition from the fast casual category of restaurants in that segment. We are facing sustained, intense competition from both traditional and other competitors, which include many non-traditional market participants such as convenience stores and coffee shops. We expect our environment to continue to be highly competitive and in any particular reporting period our results may be impacted by new actions of our competitors, which may have a short- or long-term impact on our results.

We compete on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, develop new products, price our products appropriately, manage the complexity of our restaurant operations and respond effectively to our competitors' actions. Recognizing these dependencies, we have intensified our focus in recent periods on strategies to achieve these goals, including the turnaround plan described above, and we will likely continue to modify our strategies and implement new strategies in the future. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting other metrics.

If we do not anticipate and address evolving consumer preferences, our business could suffer.

Our continued success depends on our System's ability to anticipate and respond effectively to continuously shifting consumer demographics, trends in food sourcing, food preparation and consumer preferences in the IEO segment. We must continuously adapt to deliver a relevant experience for our customers amidst a highly competitive, value-driven operating environment. We continue to implement initiatives to address these shifts at an aggressive pace. There is no assurance that these initiatives will be successful and, if they are not, our financial results could be adversely impacted.

If our pricing, promotional and marketing plans are not effective, our results may be negatively impacted.

Our results depend on the impact of our pricing, promotional and marketing plans and our System's ability to adjust these plans to respond quickly to economic and competitive conditions and evolving customer preferences. Our existing or future pricing strategies and the value proposition they represent will continue to be important components of our overall plan, may not be successful and could negatively impact sales and margins. The promotion of our menu offerings may yield results below desired levels.

Additionally, we operate in an increasingly complex and costly advertising environment. Our marketing and advertising programs may not be successful and we may fail to attract and retain customers. We have expanded engagement with our customers through digital media and loyalty initiatives. Our success depends in part on whether our allocation of our advertising and marketing resources across different channels allows us to effectively reach our customers. If our pricing, promotional and marketing plans are not successful, or are not as successful as those of our competitors, our sales, guest counts and market share could decrease.

Failure to preserve the value and relevance of our brand could have a negative impact on our financial results.

To be successful in the future, we believe we must preserve, enhance and leverage the value of our brand. Brand value is based in part on consumer perceptions on a variety of factors, including the nutritional content and preparation of our food, the ingredients we use, our business practices and the manner in which we source the commodities we use. Consumer acceptance of our offerings is subject to change for a variety of reasons. For example, nutritional, health and other scientific studies and conclusions, which constantly evolve and often have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that affect the IEO segment or perceptions of our brand and could be material to our business. Perceptions may also be affected by third parties presenting or promoting adverse commentary or perceptions of the quick-service category of the IEO segment, our brand and/or our operations, our suppliers or our franchisees. If we are unsuccessful in addressing such adverse commentary or perceptions, our brand and our financial results may suffer.

Additionally, the ongoing relevance of our brand may depend on the success of our sustainability initiatives, which will require System-wide coordination and alignment. If we are not effective in addressing social responsibility matters, trust in our brand may suffer. Also, if we unable to articulate and achieve relevant sustainability goals, consumers may lose confidence in our brand. In particular, business incidents that erode consumer trust or confidence, particularly if such incidents receive considerable publicity or result in litigation, can significantly reduce brand value and have a negative impact on our financial results.

Unfavorable general economic conditions could adversely affect our business and financial results.

Our results of operations are substantially affected by economic conditions, which can vary significantly by market and can impact consumer disposable income levels and spending habits. Economic conditions can also be impacted by a variety of factors including hostilities, epidemics and actions taken by governments to manage national economic matters, whether through austerity or stimulus measures and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers. Many major economies, both advanced and developing, continue to face weak economies, high unemployment rates and other ongoing economic issues. Continued adverse economic conditions or adverse changes in economic conditions in our markets could pressure our operating performance, and our business and financial results may suffer.

Supply chain interruptions may increase costs or reduce revenues.

We depend on the effectiveness of our supply chain management to assure reliable and sufficient product supply, including on favorable terms. The products we sell are sourced from a wide variety of suppliers in countries around the world. Supply chain interruptions, including due to lack of supply or price increases, can adversely affect us or the suppliers and franchisees that are also part of our System and whose performance has a significant impact on our results. Such shortages or disruptions could be caused by factors beyond the control of our suppliers or us. If we experience interruptions in our supply chain, our costs could increase and it could limit the availability of products critical to our operations.

Food safety concerns may have an adverse effect on our business.

Our ability to increase sales and profits depends on our System's ability to meet expectations for safe food and on our ability to manage the potential impact on McDonald's of food-borne illnesses and food or product safety issues that may arise in the future. Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe food products. However, food safety events, including instances of food-borne illness, have occurred in the food industry in the past, and could occur in the future. Instances of food tampering, food contamination or food-borne illness, whether actual or perceived, could adversely affect our brand and reputation as well as our revenues and profits.

Our franchise business model presents a number of risks.

Our success relies in part on the financial success and cooperation of our franchisees, yet we have limited influence over their operations. Our restaurant margins arise from two sources: Company-operated restaurants and franchised restaurants. Our franchisees manage their businesses independently, and therefore are responsible for the day-to-day operation of their restaurants. The revenues we realize from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales. If our franchisees do not experience sales growth, our revenues and margins could be negatively affected as a result. Also, if sales trends worsen for franchisees, their financial results may deteriorate, which could result in, among other things, restaurant closures or delayed or reduced payments to us. Our refranchising effort will increase that dependence and the effect of those factors.

Our success also depends on the willingness and ability of our independent franchisees to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, promotional and capital-intensive reinvestment plans. The ability of our franchisees to contribute to the achievement of our plans is dependent in large part on the availability of funding at reasonable interest rates and may be negatively impacted by the financial markets in general or by the creditworthiness of our franchisees or the Company. Our operating performance could also be negatively affected if our franchisees experience food safety or other operational problems or project a brand image inconsistent with our values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subject to litigation. If franchisees do not successfully operate restaurants in a manner consistent with our required standards, the brand's image and reputation could be harmed, which in turn could hurt our business and operating results.

Our ownership mix also affects our results and financial condition. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex and changing. Our ability to achieve the benefits of our refranchising strategy, which involves a shift to a greater percentage of franchised restaurants, in a timely manner or at all, will depend on various factors, including our ability to timely and effectively identify franchisees and/or licensees that meet our rigorous standards, the performance of our existing franchisees, whether the resulting ownership mix supports our financial objectives and our ability to manage risks associated with our refranchising strategy.

Changes in commodity and other operating costs could adversely affect our results of operations.

The profitability of our Company-operated restaurants depends in part on our ability to anticipate and react to changes in commodity costs, including food, paper, supply, fuel, utilities, distribution and other operating costs. Any volatility in certain commodity prices could adversely affect our operating results by impacting restaurant profitability. The commodity market for some of the ingredients we use, such as beef and chicken, is particularly volatile and is subject to significant price fluctuations due to seasonal shifts, climate conditions, industry demand, international commodity markets, food safety concerns, product recalls, government regulation and other factors, all of which are beyond our control and, in many instances, unpredictable. We can only partially address future price risk through hedging and other activities, and therefore increases in commodity costs could have an adverse impact on our profitability.

The global scope of our business subjects us to risks that could negatively affect our business.

We face differing cultural, regulatory and economic environments that exist within and among the more than 100 countries where McDonald's restaurants operate, and our ability to achieve our business objectives depends on the System's success in these environments. Meeting customer expectations is complicated by the risks inherent in our global operating environment, and our global success is partially dependent on our System's ability to leverage operating successes across markets. Planned initiatives may not have broad appeal with McDonald's customers and could drive unanticipated changes in customer perceptions and guest counts.

Disruptions in operations or price volatility in a market can also result from governmental actions, such as price, foreign exchange or import-export controls, increased tariffs, government-mandated closure of our, our franchisees' or our suppliers' operations and asset seizures. The cost and disruption of responding to governmental investigations or actions, whether or not they have merit, may impact our results. Our international success depends in part on the effectiveness of our strategies and brand-building initiatives to reduce our exposure to such governmental actions. Our results of operations and financial condition are also affected by fluctuations in currency exchange rates, which may adversely affect reported earnings.

Additionally, challenges and uncertainties are associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest. Such challenges are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment. An ability to effectively manage the risks associated with our international operations could have a material adverse effect on our business and financial condition.

Challenges with respect to talent management could harm our business.

Our success depends in part on our System's ability to identify, recruit, motivate and retain a qualified workforce to work in our restaurants in an intensely competitive environment. Increased costs associated with recruiting, motivating and retaining qualified employees to work in our Company-operated restaurants could have a negative impact on our Company-operated margins.

We are also impacted by the costs and other effects of compliance with U.S. and international regulations affecting our workforce, which includes our staff and employees working in our Company-operated restaurants. These regulations are increasingly focused on employment issues including wage and hour, healthcare, immigration, retirement and other employee benefits and unlawful workplace discrimination. Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers (or perceptions thereof) could have a negative impact on our business. Additionally, economic action, such as boycotts, protests, work stoppages or campaigns by labor organizations, could adversely affect (including the ability to recruit and retain talent) us or the franchisees and suppliers that are also part of the McDonald's System and whose performance may have a material impact on our results.

Effective succession planning is also important to our long-term success. Failure to effectively identify, develop and retain key personnel, recruit high-quality candidates and ensure smooth management transitions could disrupt our business and adversely affect our results.

Information technology system failures or interruptions or breaches of network security may interrupt our operations.

We are increasingly reliant on technological systems (e.g., point-of-sale and other in-store systems or platforms) as well as technologies which facilitate communication and collaboration internally, with affiliated entities, or with independent third parties) to conduct our business, including technology-enabled solutions provided to us by third parties; and any failure of these systems could significantly impact our operations and customer perceptions. Despite the implementation of security measures, those technology systems and solutions could become vulnerable to damage, disability or failures due to theft, fire, power loss, telecommunications failure or other catastrophic events. The third party solutions also present the risks faced by the third party's business. If those systems or solutions were to fail or otherwise be unavailable, and we were unable to recover in a timely way, we could experience an interruption in our operations. We may also not fully realize the benefits of the significant investments we are making to enhance the customer experience through digital engagement and social media. Furthermore, security breaches involving our systems, the systems of the parties we communicate or collaborate with, or those of third party providers may occur, such as unauthorized access, denial of service, computer viruses and other disruptive problems caused by hackers. Our information technology systems contain personal, financial and other information that is entrusted to us by our customers and employees as well as financial, proprietary and other confidential information related to our business. An actual or alleged security breach could result in system disruptions, shutdowns, theft or unauthorized disclosure of confidential information. The occurrence of any of these incidents could result in adverse publicity, loss of consumer confidence, reduced sales and profits, and criminal penalties or civil liabilities.

Increasing regulatory complexity may adversely affect restaurant operations and our financial results.

Our regulatory environment worldwide exposes us to complex compliance and similar risks that could affect our operations and results in material ways. In many of our markets, including the United States and countries in Europe, we are subject to increasing regulation, which has increased our cost of doing business. We are affected by the cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, including where inconsistent standards imposed by multiple governmental authorities can adversely affect our business and increase our exposure to litigation or governmental investigations or proceedings.

Our success depends in part on our ability to manage the impact of new, potential or changing regulations that can affect our business plans. These regulations may relate to, among others, product packaging, marketing and the nutritional content and safety of our food and other products, labeling and other disclosure practices, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of information from third-party suppliers (particularly given varying requirements and practices for testing and disclosure).

Additionally, we are keenly aware of and working to manage the risks and costs to us, our franchisees and our supply chain of the effects of climate change, greenhouse gases, energy and water resources. The increased public focus, including by governmental and nongovernmental organizations, on these and other environmental sustainability matters (e.g., packaging and waste, animal health and welfare, deforestation and land use) and the increased pressure to make commitments, set targets or establish additional goals and take actions to meet them, could expose us to market, operational and execution costs or risks. If we are unable to effectively manage the risks associated with our complex regulatory environment, it could have a material adverse effect on our business and financial condition.

We are subject to increasing legal complexity and could be party to litigation that could adversely affect us.

Increasing legal complexity will continue to affect our operations and results in material ways. We could be subject to legal proceedings that may adversely affect our business, including class actions, administrative proceedings, government investigations, employment and personal injury claims, landlord/tenant disputes, disputes with current or former suppliers, claims by current or former franchisees, and intellectual property claims (including claims that we infringed another party's trademarks, copyrights, or patents). Inconsistent standards imposed by governmental authorities can adversely affect our business and increase our exposure to litigation.

Litigation involving our relationship with franchisees and the legal distinction between our franchisees and us for employment law purposes, if determined adversely, could increase costs, negatively impact the business prospects of our franchisees and subject us to incremental liability for their actions. Similarly, although our commercial relationships with our suppliers remain independent, there may be attempts to challenge that independence, which, if determined adversely, could also increase costs, negatively impact the business prospects of our suppliers, and subject us to incremental liability for their actions. We are also subject to legal and compliance risks and associated liability, such as in the areas of privacy, data collection, protection and management, as it relates to information we collect and share when we provide optional technology-related services and platforms to third parties.

Our operating results could also be affected by the following:

- The relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings;

- The cost and other effects of settlements, judgments or consent decrees, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices; and

- The scope and terms of insurance or indemnification protections that we may have.

A judgment significantly in excess of any applicable insurance coverage could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from these claims may hurt our business.

We may not be able to adequately protect our intellectual property or adequately ensure that we are not infringing the intellectual property of others, which could harm the value of the McDonald's brand and our business.

The success of our business depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We rely on a combination of trademarks, copyrights, service marks, trade secrets, patents and other intellectual property rights to protect our brand and branded products. We cannot ensure that franchisees and other third parties who hold licenses to our intellectual property will not take actions that hurt the value of our intellectual property.

We have registered certain trademarks and have other trademark registrations pending in the United States and certain foreign jurisdictions. The trademarks that we currently use have not been registered in all of the countries outside of the United States in which we do business or may do business in the future and may never be registered in all of these countries. The steps we have taken to protect our intellectual property in the United States and foreign countries may not be adequate. In addition, the steps we have taken may not adequately ensure that we do not infringe the intellectual property of others and third parties may claim infringement by us in the future. In particular, we may be involved in intellectual property claims, including often aggressive or opportunistic attempts to enforce patents used in information technology systems, which might affect our operations and results. Any claim of infringement, whether or not it has merit, could be time-consuming, could result in costly litigation and could harm our business.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or related authoritative interpretations, particularly if corporate tax reform becomes a key component of budgetary initiatives in the United States and elsewhere. We are also impacted by settlements of pending or any future adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope. Any increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

Changes in accounting standards or the recognition of impairment or other charges may adversely affect our future operations and results.

New accounting standards or changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, could adversely affect our future results. We may also be affected by the nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment or other charges that reduce our earnings. In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. These estimates are highly subjective and can be significantly impacted by many factors such as global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. If we experience any such changes, they could have a significant adverse effect on our reported results for the affected periods.

A decrease in our credit ratings or an increase in our funding costs could adversely affect our profitability.

We may be negatively affected by the impact of changes in our debt levels or our results of operations on our credit ratings, interest expense, availability of acceptable counterparties, ability to obtain funding on favorable terms or our operating or financial flexibility, especially if lenders impose new operating or financial covenants. In particular, our credit rating was lowered as a result of our decision to increase our leverage and the pace of the return of cash to our shareholders.

Our operations may also be impacted by regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs. If any of these events were to occur, they could have a material adverse effect on our business and financial condition.

Trading volatility and price of our common stock may be adversely affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these factors, some of which are outside our control, are the following:

- The continuing unpredictable global economic and market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can be affected by market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence generally; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program or dividend rate; and

- The impact on our results of corporate actions and market and third-party perceptions and assessments of such actions, such as those we may take from time to time as we review our corporate structure and strategies in light of business, legal and tax considerations.

Our results and prospects can be adversely affected by events such as severe weather conditions, natural disasters, hostilities and social unrest, among others.

Severe weather conditions, natural disasters, hostilities and social unrest, terrorist activities, health epidemics or pandemics (or expectations about them) can adversely affect consumer spending and confidence levels or other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.